CHARTERED SEMICONDUCTOR MANUFACTURING LTD (regn no. 198703584K) N e w s R e l e a s e

Exhibit 99.1

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com
Media Contacts:
Chartered U.S.:	Chartered Singapore:

Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Celestine Lim (65) 6360.4705 celestinelim@charteredsemi.com

CHARTERED COMPLETES ACQUISITION OF EIGHT-INCH WAFER FAB OPERATION IN SINGAPORE

SINGAPORE – March 31, 2008 – Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced that it has completed the acquisition of 100 percent of the shares in Hitachi Semiconductor Singapore Pte Ltd (“HNS”) from Hitachi, Ltd. (NYSE: HIT, TSE: 6501) and Hitachi Asia Ltd., for a total consideration of approximately US$240 million in cash, subject to a closing working capital price adjustment, under the terms of the agreement executed on February 15, 2008. The Company’s press release on this subject dated February 15, 2008 can be found on Chartered’s website at www.charteredsemi.com, under Media Center.

About Chartered

Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 32nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.